Exhibit 12.1

Statement of Ratios of Earnings (Loss) to Fixed Charges

	Three months ended March 31,	Year ended December 31,
	2017	2016	2015	2014	2013	2012
Earnings (Loss):
Earnings (loss) before provision for income taxes	$723	$(82,552)	$25,732	$9,770	$15,165	$997
Fixed charges	1,965	9,285	10,501	6,471	1,789	1,149
Total earnings (loss)	2,688	(73,267)	36,233	16,241	16,954	2,146

Fixed Charges:
Interest expense	1,424	6,662	7,588	3,978	156	16
Estimate of interest within rental expense (a)	541	2,623	2,913	2,493	1,633	1,133
Total fixed charges	1,965	9,285	10,501	6,471	1,789	1,149

Ratio of earnings (loss) to fixed charges	1.37	(7.89)	3.45	2.51	9.48	1.87

(a)  Estimate of interest within rental expense has been deemed to be approximately 33% of rental expense.